                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549




                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       For the month ended July 31, 2002


                          ----------------------------



                                   OLICOM A/S
                 (Translation of registrant's name into English)


                                  Nybrovej 110
                               DK-2800 Kgs. Lyngby
                                     Denmark
                    (Address of principal executive offices)


                          -----------------------------


    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]

   [Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 13g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

                                   Olicom A/S
                                    Form 6-K

Item 1.   Tender Offer

         Olicom A/S (the "Company") announced the final figures with respect to its recent offer to acquire all common shares held by holders of 1,000 or fewer shares for US$1.10 in cash. The Company accepted offers of 187,978 common shares from 604 beneficial holders, and has or will disburse US$206,775.80 in payment therefor. The tender offer expired on July 26, 2002.

         The tender offer was made as part of the Company's plan to deregister its common shares under United States securities laws. The Company is continuing to undertake actions for the purpose of deregistering its common shares; however, the Company has not made a determination as to a date for effecting same.


Item 2.  Exhibit

        Exhibit 99.1   Press Release issued by the Company on August 12, 2002.

                                   SIGNATURES


The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Olicom A/S



Date:  August 12, 2002                     By: /s/  Boje Rinhart
                                              ----------------------------------
                                               Boje Rinhart
                                               Chief Executive Officer

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
        99.1   Press Release issued by the Company on August 12, 2002.